SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

PTD Blended ESC Fund, LLC
PTD Mosaic ESC Fund, LLC
PDT Partners ESC Fund, LLC
PDT Partners, LLC
(Names of Applicants)

1745 Broadway, 25th Floor
New York, New York 10019
(Address of principal offices of Applicants)

APPLICATION PURSUANT TO
SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Dede Welles PDT Partners, LLC 1745 Broadway, 25th Floor New York, New York 10019

Stacey Song
Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York, New York 10004
This Application consists of 41 pages, including exhibits.

GLOSSARY
Capitalized terms used throughout the text of this Application have the meanings assigned to such terms in this Glossary.
“1933 Act” means the Securities Act of 1933, as amended.
“1934 Act” means the Securities Exchange Act of 1934, as amended.
“1940 Act” means the Investment Company Act of 1940, as amended.
“Accredited Investor” means (i) Eligible Employees (other than Consultants) and Eligible Family Members that meet the standards of an “accredited investor” under Rule 501(a)(5), 501(a)(6), 501(a)(10) or 501(a)(11) of Regulation D and (ii) Consultants and Eligible Investment Vehicles that meet the standards of an “accredited investor” under Rule 501(a) of Regulation D.
“Advisers Act” means the Investment Advisers Act of 1940, as amended.
“Affiliate” has the meaning found in Rule 12b-2 under the 1934 Act.
“Applicants” means the Initial ESC Funds and PDT Partners.
“Application” means this application for the Order.
“Classes” means the classes of Interests that may be issued by an ESC Fund.
“Co-Investor” means with respect to any ESC Fund, any person who is: (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of such ESC Fund (other than a PDT Third Party Fund); (ii) a PDT Entity; (iii) an officer, director or partner of a PDT Entity; or (iv) an entity (other than a PDT Third Party Fund) for which the Managing Member or an Affiliate acts as a managing member or in a similar capacity so as to control the sale or other disposition of the entity’s investments.
“Commission” means the Securities and Exchange Commission.
“Consultant” means a person or entity whom PDT has engaged to provide services and professional expertise on an ongoing basis as a regular consultant (including as may have been paid on a retainer basis) or as a business or legal advisor to PDT.
“Eligible Employee” means an individual who is a current or former employee, officer or partner of PDT (including a person in administration, marketing, or operations), a director of PDT that is an “interested person” (as defined in the 1940 Act), or a current Consultant.
“Eligible Family Member” means a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships.

“Eligible Investment Vehicle” means a trust of which a trustee, grantor and/or beneficiary is an Eligible Employee or an Eligible Family Member; a partnership, corporation or other entity created or controlled by an Eligible Employee;1 or a trust or other entity established solely for the benefit of Eligible Employees and/or Eligible Family Members.
“ESC Fund” means an Initial ESC Fund or a Future ESC Fund.
“ETF” means an exchange-traded fund.
“Forfeiture Event” means the occurrence of certain specified events, including the violation of certain employment and post-employment covenants (e.g., non-competition and non-solicitation covenants), that will result in the immediate forfeiture of all or a portion of a Qualified Participant’s Interests in one or more Program ESC Funds.
“Future ESC Fund” means any limited liability company, limited partnership, corporation, business trust or other entity organized in the future under the laws of the State of Delaware or another U.S. or non-U.S. jurisdiction that will meet the definition of “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act and that will rely on the Order.
“Initial ESC Funds” means (i) PDT Blended ESC Fund, LLC, a Delaware limited liability company, (ii) PDT Mosaic ESC Fund, LLC, a Delaware limited liability company, and (iii) PDT Partners ESC Fund, LLC, a Delaware limited liability company.
“Interests” means interests in an ESC Fund.
“Investment Adviser” means a PDT Entity appointed by the Managing Member of an ESC Fund to serve as investment adviser to such ESC Fund.
“Lock-up Period” means the period of time following the issuance of Interests in a Program ESC Fund during which Qualified Participants are not permitted to redeem such Interests, which period may be extended upon the occurrence of certain events.
“Managing Member” means an Affiliate of PDT Partners that is a managing member, manager, or general partner of an ESC Fund (there being no distinction between the obligations of a managing member versus a manager versus a general partner of an ESC Fund) or that acts in a similar capacity and is the functional equivalent of the ESC Funds’ board of directors.  In the case of an ESC Fund that has a board of directors, “Managing Member” means the PDT Entity that controls the ESC Fund.
“Member” means any member or partner of, or other investor in, an ESC Fund.

1 Any reference to an Eligible Investment Vehicle which is an entity created by, rather than controlled by, an Eligible Employee refers only to a corporate blocker entity created, and continuing to operate, for the purpose of facilitating (a) the tax efficient investment of an Eligible Employee or other Eligible Investment Vehicles in an ESC Fund and (b) the charitable giving of an Eligible Employee. The mandate of an Eligible Investment Vehicle created by an Eligible Employee is determined by the relevant Eligible Employee and will generally be limited to permitted investments in vehicles managed by PDT (such as an ESC Fund).

“Non-Restricted Interests” means (i) Interests in Program ESC Funds that are not subject to a Lock-up Period or (b) Interests in non-Program ESC Funds.
“Non-Specified Restricted Interests” has the meaning found in “Part II – ESC Funds – Terms of the ESC Funds – Termination” of this Application.
“Offering Documents” means the offering memorandum and/or other documents (including subscription documents and management agreements) describing the issuance of Interests in an ESC Fund.
“Operating Agreement” means the operating agreement or other organizational document of an ESC Fund.
“Order” has the meaning found in “Part I – Summary” of this Application.
“Parent” means any company of which an entity is a direct or indirect wholly-owned subsidiary.
“PDT” means PDT Partners, together with any Affiliate of PDT Partners other than an ESC Fund.
“PDT Entity” means PDT Partners or any person (as defined in the 1940 Act) that is an Affiliate of PDT Partners.
“PDT Partners” means PDT Partners, LLC, a Delaware limited liability company.
“PDT Third Party Fund” means an investment fund or separate account, organized in part for the benefit of Third Party Investors, over which a PDT Entity exercises investment discretion.
“Program” means the incentive program pursuant to which awards of Interests in Program ESC Funds are issued to Qualified Participants.
“Program ESC Fund” means an ESC Fund the Interests in which may be acquired through the Program.
“Portfolio Investments” means investments (which may be made directly or through one or more Underlying Funds) made by an ESC Fund.
“Qualified Participant” means (a) an Eligible Employee; (b) an Eligible Family Member; (c) an Eligible Investment Vehicle; or (d) PDT.
“Regulation D” means Regulation D under the 1933 Act.
“Regulation S” means Regulation S under the 1933 Act.
“Restricted Interests” means Interests issued by a Program ESC Fund that are subject to a Lock-up Period.
“Rules and Regulations” has the meaning found in “Part I – Summary” of this Application.

Section 17 Transaction” means a transaction that is otherwise prohibited by Section 17(a), Section 17(d) and/or Rule 17d-1 of the 1940 Act to which an ESC Fund is a party.
“Series” means the different series of Interests that an ESC Fund may issue to Members.
“Specified Restricted Interests” has the meaning found in “Part II – ESC Funds – Terms of the ESC Funds – Termination” of this Application.
“Termination Notice” means a notice of termination of employment or engagement with PDT.
“Third Party Investors” means investors who are not affiliated with PDT.
“Transfer Date” has the meaning found in “Part II – ESC Funds – Terms of the ESC Funds – Termination” of this Application.
“Underlying Fund” means any fund managed by PDT in which an ESC Fund directly or indirectly invests, including an ESC Fund or a PDT Third Party Fund.

PART I.  SUMMARY
PDT has organized the Initial ESC Funds, and may in the future organize Future ESC Funds, as “employees’ securities companies” as defined in Section 2(a)(13) of the 1940 Act. The Applicants hereby request an order (the “Order”) of the Commission under Section 6(b) and 6(e) of the 1940 Act exempting the ESC Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”).  With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this Application.
Each Managing Member and Investment Adviser shall observe the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicants represent and concede that each such person is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and subject to those sections.
No form having been prescribed by the rules and regulations of the Commission, the Applicants proceed under Rule 0-2 of the 1940 Act.
PDT has established the Initial ESC Funds, and may in the future establish Future ESC Funds, for the benefit of Eligible Employees as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. The Applicants state that the ESC Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with the terms and conditions of the Application filed with the Commission.
The Applicants believe that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication, and financial capacity of the potential investors, the concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present in the case of the ESC Funds.
PART II. STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:
The Initial ESC Funds
PDT is a leading global asset management firm based in the United States.  PDT develops and deploys quantitative strategies to trade liquid assets globally.
PDT formed each Initial ESC Fund on September 3, 2021 as a limited liability company organized under the laws of Delaware.  PDT Partners GP, LLC, a Delaware limited liability company, acts as Managing Member to each Initial ESC Fund.  PDT serves as investment adviser to each Initial ESC Fund.

Prior to the filing date of this Application, no investors have been admitted to any Initial ESC Fund.  On or after the filing date of the Application, each Initial ESC Fund will be open to admit new investors that are Qualified Participants. Each Initial ESC Fund will invest substantially all of its assets in one or more Underlying Funds.  Each Initial ESC Fund will operate in accordance with its Operating Agreement and Offering Documents.

Organization of Future ESC Funds
A Future ESC Fund may be structured as a limited liability company, limited partnership, corporation, business trust or other entity organized under the laws of the State of Delaware or another U.S. or non-U.S. jurisdiction. In each case, Qualified Participants will invest in Future ESC Funds with limited liability. PDT may also form parallel Future ESC Funds organized under the laws of various jurisdictions in order to create the same investment opportunities for Eligible Employees in other jurisdictions. The Managing Member of each Future ESC Fund will be an Affiliate of PDT Partners.
A Future ESC Fund will operate in accordance with its Operating Agreement and Offering Documents, and the specific investment objectives and strategies for a Future ESC Fund will be set forth therein.  Each Qualified Participant will receive a copy of the Operating Agreement and Offering Documents before making an investment in a Future ESC Fund.   The terms of a Future ESC Fund will be disclosed to each Qualified Participant at the time the investor is invited to participate in the Future ESC Fund.

Purposes
PDT intends to form and operate the ESC Funds to provide long-term financial incentives for Eligible Employees to preserve PDT’s competitive advantage and to align the financial interests of Eligible Employees with those of PDT and investors in PDT Third Party Funds.2 In addition, the ESC Funds will be designed to enable Eligible Employees to pool their investment resources. Pooling of resources should allow the Eligible Employees diversification of investments and participation in investments which usually would not be available to them as individual investors due to the minimum investment level and eligibility requirements of certain of the Underlying Funds in which the ESC Funds will invest. Each ESC Fund will be an “employees’ securities company,” as defined in Section 2(a)(l3) of the 1940 Act.
Qualified Participants
Interests will be issued without registration in transactions under a claim of exemption pursuant to Section 4(a)(2) of the 1933 Act, Regulation D and/or Regulation S3 and may be acquired only by PDT, Eligible Employees or, at the request of an Eligible Employee and with the consent of PDT, by Eligible Family Members or Eligible Investment Vehicles of such Eligible Employee.  Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto.  Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public. The Managing Member of an ESC Fund may impose more restrictive suitability standards in its sole discretion.

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2     PDT has in the past sponsored and managed, and may in the future sponsor and manage, other investment vehicles for the benefit of certain current and former employees and other persons that rely on other exemptions from the 1940 Act (e.g., Sections 3(c)(1) or 3(c)(7)). Such vehicles will not rely on, or be subject to the terms of, the Order.
3     An offer may be made pursuant to Regulation S to Eligible Employees who are not U.S. residents.

Each Eligible Employee and Eligible Family Member must be an Accredited Investor, except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not Accredited Investors may become investors in an ESC Fund, if each of them (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the ESC Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the ESC Fund. An Eligible Employee that is not an Accredited Investor will only be permitted to invest in an ESC Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in an ESC Fund and in all other ESC Funds in which that individual has previously invested.
In the discretion of the Managing Member of an ESC Fund and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or issued directly by such ESC Fund, to an Eligible Family Member or Eligible Investment Vehicle. An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor or (ii) the Eligible Employee or Eligible Family Member is a settlor4 and principal investment decision-maker with respect to the investment vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 non-Accredited Investor limit discussed above (except in the case of a transfer, which, if the ESC Fund were a Section 3(c)(1) or 3(c)(7) company, would fall within rule 3c-6 under the 1940 Act). The inclusion of partnerships, corporations or other entities that are created by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make tax-efficient investments in ESC Funds through a corporate blocker entity created by an Eligible Employee for the purpose of his/her charitable giving.5  The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees in the definition of Eligible Investment Vehicle is intended to enable an Eligible Employee to make investments in ESC Funds through personal investment vehicles for the purpose of personal and family investment and estate planning purposes.  Accordingly, there is a close nexus between PDT and such an investment vehicle through the Eligible Employee who has created the vehicle to facilitate his/her charitable giving or who controls the vehicle.  As a result of the requirements described above, Interests in an ESC Fund, with the limited exceptions described in this section, will be held by persons and entities with a close nexus to PDT through employment or other ongoing relationships or family ties.

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4    If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other eligible individuals, and contributed funds to such vehicle.
5    See supra footnote 1.  Investment in a corporate blocker entity may be made through Eligible Investment Vehicles controlled by an Eligible Employee.  No persons or entities other than Eligible Employees or the Eligible Investment Vehicles they control will contribute funds to a corporate blocker entity for investment.

In order to ensure that a close nexus between the Qualified Participants and PDT is maintained, the terms of the Operating Agreement or Offering Documents for an ESC Fund will provide that any Eligible Family Member participating in such ESC Fund (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through an Eligible Investment Vehicle) will not, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of the Managing Member, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an Interest, the ESC Fund will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value to a Qualified Participant. PDT may in its discretion circumscribe more narrowly the permitted categories of Qualified Participants that may invest or own an Interest in an ESC Fund.
At the discretion of the Managing Member of an ESC Fund, Consultants will be offered the opportunity to participate in such ESC Fund, either directly or through an Eligible Investment Vehicle of such Consultant.  PDT believes that Consultants share a community of interest with PDT and PDT’s employees. In order to participate in the ESC Funds, Consultants must be currently engaged by PDT and will be required to be sophisticated investors that are Accredited Investors.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the ESC Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to PDT and will be required to be Accredited Investors.  In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of PDT, and who have an interest in maintaining an ongoing relationship with PDT. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the Managing Member and its Affiliates and/or the officers of PDT responsible for making investments for the ESC Funds similar to the access afforded other Eligible Employees who are employees, officers or directors of PDT. Accordingly, there is a close nexus between PDT and such entities.

The Managing Member of an ESC Fund will have the absolute right to purchase any Interest therein for its fair value if the Managing Member determines in good faith that any Member’s continued ownership of such Interest in an ESC Fund jeopardizes such ESC Fund’s status as an “employees’ securities company” under the 1940 Act; provided that the foregoing is without prejudice to any other rights the Managing Member may have as a result of a breach of a representation or other agreement by a Member or otherwise.
Interests in each ESC Fund will be non-transferable except (i) with respect to Program ESC Funds, to the extent forfeited as described below, (ii) to PDT or (iii) with the prior written consent of the Managing Member, and, in any event, no person or entity will be admitted into an ESC Fund as a Member unless such person or entity is a Qualified Participant. The limitations on the transferability of Interests in an ESC Fund ensure that the community of interest among the Members will continue through the life of such ESC Fund.

The ESC Funds
PDT will operate various structures for the benefit of its Eligible Employees pursuant to the Order, including, without limitation, different ESC Funds, or different Classes or sub-Classes  within the same ESC Fund. Different Classes or sub-Classes of Interests may be subject to different management fees and/or incentive fees or allocations at the Underlying Fund level and/or may have separate investment baskets and/or investment allocations from each other. Interests in the ESC Funds will be issued without a sales load or similar fee. An ESC Fund may have a set term or may have an indefinite life.
An ESC Fund may invest directly in securities (including ETFs, mutual funds and index funds) and similar investments and/or may invest all or substantially all of its assets in Underlying Funds.6 See also “Investments and Operations” below.
PDT will abide by the following in its operation of the ESC Funds:
1. PDT will control the ESC Funds within the meaning of Section 2(a)(9) of the 1940 Act.
2. Whenever a Managing Member, Investment Adviser, PDT Entity or any other person7 that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the fiduciary duties owed to the ESC Fund as a client of such Managing Member, PDT Entity or other person (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).
3. The Offering Documents for, and any other contractual arrangement regarding, an ESC Fund will not contain any provision which protects or purports to protect PDT, the Managing Member or their Affiliates against any liability to the ESC Fund or its security holders to which such person would otherwise be subject by reason of fraud, willful misfeasance, or gross negligence.
4. A PDT Entity, the Managing Member and any other person8 that is acting for or on behalf of an ESC Fund shall act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

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6    PDT may manage or advise Underlying Funds that are not PDT Third Party Funds or ESC Funds.  Investors in such funds may be Qualified Participants, but such funds will not rely on the Order and instead will rely on another exemption from registration under the 1940 Act (including, without limitation, Section 3(c)(7) thereof).  PDT is not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern an ESC Fund’s eligibility to invest in any entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or such entity’s status under the 1940 Act
7    Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated third party service provider, PDT has a reasonable belief that whenever such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such third party service provider’s discretion, then such third party service provider shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the contractual obligations or fiduciary duties owed to the ESC Fund as a client of such third party service provider (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).
8    Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated third party service provider, PDT has a reasonable belief that such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund will act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

Terms of the ESC Funds
While the terms of an ESC Fund will be determined by PDT in its discretion, these terms, including all material terms, will be fully disclosed to each Qualified Participant prior to the time such Qualified Participant is admitted to the ESC Fund. Among other things, each Qualified Participant will be furnished with the Offering Documents, including a copy of the Operating Agreement, for the relevant ESC Fund, which will set forth at a minimum the following information, if applicable:9

(i)
whether PDT will provide a portion of the initial capital for the ESC Fund in order that such ESC Fund can satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act and the rules thereunder) and the circumstances under which PDT’s Interests may be transferred to, or purchased by, a Qualified Participant and/or redeemed by PDT;

(ii)	whether PDT will make a co-investment in the same Portfolio Investments as such ESC Fund, and the terms generally applicable to such ESC Fund’s investment as compared to those of PDT’s investment;
(iii)	whether Interests in such ESC Fund are being issued as Restricted Interests and/or Non-Restricted Interests;
(iv)
the maximum amount of capital that a Qualified Participant will be permitted to invest in such ESC Fund, or the manner in which such amount will be determined, and the manner in which capital contributions to such ESC Fund will be applied towards investments made, and expenses incurred, by such ESC Fund;

(v)	whether the Managing Member, a Member or a PDT Entity will offer to make any loans to a Qualified Participant to purchase an Interest in such ESC Fund and, if so, the terms of such loans;
(vi)
whether the Managing Member, a Member, PDT or any employees of the Managing Member or PDT will be eligible to receive any compensation, or any performance-based fee or profits allocation (such as a “carried interest”), from such ESC Fund and, if so, the terms of such compensation or performance-based fees or profit allocations;

(vii)
whether the Managing Member or a PDT Entity will make any capital contributions or loans to such ESC Fund and, if so, the terms applicable to the Managing Member’s or the PDT Entity’s investment in such ESC Fund or its extension of credit to such ESC Fund, provided that the interest rate applicable to any such loan made to an ESC Fund will be no less favorable to such ESC Fund than the rate obtainable in an arm’s-length transaction, provided, further, that any indebtedness of such ESC Fund will be the debt of such ESC Fund and without recourse to the Members;

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9    The Offering Documents and/or Operating Agreements will also disclose such items as risk, leverage and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of an ESC Fund and what would happen to an ESC Fund’s assets upon dissolution will also be disclosed.
10   A Qualified Participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of an ESC Fund (other than short-term paper).
11   A “carried interest” is a fee paid or allocation made to the Managing Member, a Member or the Investment Adviser to an ESC Fund based on net gains in addition to the amount allocable to the Managing Member, such Member or such Investment Adviser in proportion to its invested capital. A Managing Member, Member or Investment Adviser that is registered as an investment adviser under the Advisers Act may be paid or allocated carried interest only if permitted by Rule 205-3 under the Advisers Act. See also footnote 13.

(viii)	whether such ESC Fund may borrow from an unaffiliated third party;
(ix)	whether forfeiture provisions will apply to a Member’s Interest in such ESC Fund and, if so, the terms thereof; and
(x)	the terms on which the Operating Agreement may be amended.
Unless otherwise already borne by an Underlying Fund, the Managing Member or PDT will be responsible for paying all expenses related to each ESC Fund’s operation, including legal, accounting, litigation, and professional fees; fees and expenses of the ESC Fund’s administrator, custodian, sub-custodian, transfer agent, and similar service providers; organizational expenses; expenses of liquidating the ESC Fund; and any fees or other governmental charges levied against the ESC Fund.  Each ESC Fund will bear its own taxes and any management fees and performance fees/allocations imposed on such ESC Fund by any Underlying Fund,13 as well as its allocable portion of the Underlying Fund’s other expenses.  PDT will not receive management fees or other compensation at both the ESC Fund level and the Underlying Fund level with respect to an ESC Fund’s investment in an Underlying Fund (so as to avoid duplication).
Acquisition of Interests
Interests may be acquired by Eligible Employees and PDT, and in the discretion of the Managing Member of an ESC Fund and at the request of an Eligible Employee, an Eligible Family Member and/or Eligible Investment Vehicle, (i) directly from the ESC Fund or (ii) through a transfer of the Interests from another Qualified Participant with the prior consent of the Managing Member.
Except as determined by PDT in its discretion, all Eligible Employees who are current partners or members, employees, officers, and directors of PDT that meet the compensation threshold specified for the Program and that are Accredited Investors will receive a portion of their distributions of above-base compensation in the form of Restricted Interests in a Program ESC Fund.  Restricted Interests may also be awarded to newly hired Eligible Employees who are Accredited Investors, either as replacement, sign-on or similar awards, and to Consultants, as determined by PDT in its sole discretion.

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12     An ESC Fund will not lend funds to any PDT Entity. No ESC Fund will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the ESC Fund (other than short-term paper).
13     A Managing Member, Member, Investment Adviser, or other PDT Entity that is registered as an investment adviser under the Advisers Act may be paid a performance fee or allocated a performance allocation only if permitted by Rule 205-3 under the Advisers Act.

A Qualified Participant may voluntarily acquire a Non-Restricted Interest in a non-Program ESC Fund and, to the extent a Program ESC Fund issues Non-Restricted Interests, in a Program ESC Fund. The amount of such Qualified Participant’s permitted capital contribution to, and terms of redemption from, such ESC Fund will be described in such ESC Fund’s Operating Agreement and/or Offering Documents.
To the extent permitted by the Managing Member, an Eligible Employee (other than a Consultant), or an Eligible Family Member or Eligible Investment Vehicle, may be issued additional Interests and/or may make additional capital contributions to the ESC Fund in which it is invested after the Eligible Employee’s employment with PDT has terminated. The Operating Agreement and/or Offering Documents of an ESC Fund will describe the consequences, if any, for a Consultant’s Interest in the event of termination of that Consultant’s engagement.
Redemption, Repurchase, Cancellation and Transfer
Upon initial issuance, all Restricted Interests in a Program ESC Fund will be subject to a Lock-up Period determined by PDT and communicated to each applicable Qualified Participant at the time of the issuance of such Interests.
Restricted Interests will be subject to immediate forfeiture upon the occurrence of a Forfeiture Event prior to the end of the applicable Lock-up Period, as described in the Operating Agreement and/or Offering Documents of the relevant Program ESC Fund and/or in the offer letter or other written correspondence delivered to the applicable Qualified Participant. If Restricted Interests are held by an Eligible Family Member or an Eligible Investment Vehicle, such Interests will be subject to immediate forfeiture upon the occurrence of a Forfeiture Event involving the Eligible Employee of such Eligible Family Member or Eligible Investment Vehicle. Restricted Interests that are forfeited upon the occurrence of a Forfeiture Event will be transferred to PDT for no consideration (i.e., they will not be distributed to, or inure to the benefit of, the other Members in the Program ESC Fund). Following the end of a Lock-up Period in which (1) no Forfeiture Event has occurred and  (2) no Termination Notice by the Eligible Employee holding such Interests (or the Eligible Employee of an Eligible Family Member or Eligible Investment Vehicle holding such Interests) has been given or received (other than with respect to Specified Restricted Interests for which a Termination Notice has already been given or received and the Lock-up Period extended (as described below)), Restricted Interests, in PDT’s discretion, will be (i) converted to Non-Restricted Interests in the Program ESC Fund or (ii) mandatorily redeemed. In the event PDT determines to convert a Member’s Interests to Non-Restricted Interests, such Member may, with respect to certain Interests, have the option to voluntarily redeem its Interests on the terms set forth in the applicable ESC Fund’s Operating Agreement and/or Offering Documents in lieu of such a conversion. Redemption terms with respect to Non-Restricted Interests will be set forth in the applicable ESC Fund’s Operating Agreement and/or Offering Documents. Non-Restricted Interests will not be subject to forfeiture following a Forfeiture Event.

The Offering Documents of each ESC Fund will describe the circumstances under which PDT may repurchase, cancel, mandatorily redeem or cause the transfer of a Member’s Interest.  Except in the case of a Forfeiture Event in respect of Restricted Interests, in which case such Interests will be transferred to PDT for no consideration as described above, upon any repurchase, cancellation, mandatory redemption, or transfer of an Interest, the Managing Member (or the transferee in the case of a transfer) will at a minimum pay the lesser of (a) the amount actually paid by the Member to acquire such Interest plus interest, provided that any prior distributions are subtracted from such combined amount, (b) if applicable, the net asset value of such Interest as of the end of the month preceding the Transfer Date (as defined below), and (c) the fair value of such Interest as determined at the time of repurchase, cancellation, mandatory redemption, or transfer by the Managing Member in accordance with the relevant ESC Fund’s valuation policies and procedures. PDT will be entitled to offset against the payment for a repurchased, cancelled, or mandatorily redeemed Interest (i) any outstanding principal amount of, and unpaid interest on, any loans, advances or payments subject to clawbacks made by PDT to such Member and (ii) the costs of repurchasing, cancelling, or mandatorily redeeming such Interest, such as legal fees and administrative expenses. In addition, if the Member has pledged such Interest to secure any such loan, PDT may foreclose upon such Interest upon any failure to repay such loan when due.
If a Member (or the related Eligible Employee) becomes disabled or dies, PDT may cause the Member or the Member’s estate or beneficiaries, as applicable, to be mandatorily redeemed in full and receive payments in respect of such redemption in accordance with the redemption provisions set forth in the applicable Operating Agreement; provided that, with respect to Restricted Interests, no Forfeiture Event has occurred prior to the date of death or disability (if a Forfeiture Event has occurred, the Restricted Interests will be transferred to PDT for no consideration, as described above). In the event of such mandatory redemption, the fair value of such Member’s Interest will be determined at the discretion of the Managing Member, on either (i) the first to occur of June 30 or December 31 following the Member’s death or disability or (ii) as soon as reasonably practicable following the date of death or disability and, if applicable, the appointment of the estate administrator.
Termination
Upon an Eligible Employee giving or receiving a Termination Notice, Interests held by such Eligible Employee (or such Eligible Employee’s Eligible Family Member or Eligible Investment Vehicle) may be subject to different management fees and/or incentive allocations or fees at the Underlying Fund level than they were prior to such Termination Notice.
In addition, with respect to certain Restricted Interests that are designated as “Specified Restricted Interests” prior to their issuance, upon an Eligible Employee giving or receiving a Termination Notice prior to the expiration of the Lock-up Period for any reason other than death or disability, the Lock-up Period will be reset (and therefore extended), and such Specified Restricted Interests will be subject to forfeiture upon the occurrence of a Forfeiture Event as described above that occurs at any time prior to the end of the extended Lock-up Period.

With respect to Restricted Interests that are not Specified Restricted Interests (“Non-Specified Restricted Interests”), unless otherwise agreed by PDT and the Eligible Employee, upon an Eligible Employee giving or receiving a Termination Notice prior to the end of the Lock-up Period for any reason other than death or disability, such Interests will be transferred to PDT as of the date specified in the applicable Offering Document (the “Transfer Date”) in exchange for an obligation by PDT to pay to the Interest holder an amount equal to the net asset value of such Non-Specified Restricted Interests, calculated as of the end of the month preceding the Transfer Date with such amount to be paid after the expiration of the Lock-up Period as set forth in the applicable ESC Fund’s Operating Agreement and/or Offering Documents (unless a Forfeiture Event occurs prior to the expiration of the Lock-up Period, in which event PDT will no longer be obligated to pay the Eligible Employee such amount).
The Operating Agreement and Offering Documents of each ESC Fund will describe the consequences, if any, with respect to Non-Restricted Interests in the event a Termination Notice for any reason other than death or disability is given or received.
For so long as an Eligible Employee continues to provide services to PDT, such Eligible Employee will continue to receive information regarding the Program ESC Funds in which it holds an Interest equivalent to that provided to Qualified Participants that make or will make voluntary capital contributions to a Program ESC Fund or a non-Program ESC Fund.  Unless waived by PDT in its sole discretion, any Eligible Employee who gives or receives a Termination Notice will cease receiving such information as of the month that includes the date such Termination Notice is given or received, or the month that includes the last day the Eligible Employee provides services to PDT; provided, however, that all Members (including Eligible Employees who have given or received a Termination Notice) will receive a quarterly statement of such Member’s capital account, annual audited financial statements, and such other information as the Member may require to comply with such Member’s tax obligations.
The consequences described in this section “Part II – ESC Funds – Terms of the ESC Funds – Termination” resulting from an Eligible Employee giving or receiving a Termination Notice will also apply to any Members that are Eligible Family Members or Eligible Investment Vehicles of such Eligible Employee upon such Eligible Employee giving or receiving a Termination Notice.
Investments and Operations
Each ESC Fund will operate as a diversified or non-diversified, closed-end or open-end investment company of the management type within the meaning of the 1940 Act.
The Managing Member is responsible for approving all Section 17 Transactions as described below in “Part III – Applicants’ Conditions.” In addition, the Managing Member will serve as the functional equivalent of the board of directors of each ESC Fund in connection with any actions or approval required to be taken under Rule 17f-2 and Rule 17g-1 and Rule 38a-1 of the 1940 Act.
The investment objective of each ESC Fund and whether it will operate as a diversified or non-diversified and open-end or closed-end investment vehicle may vary from ESC Fund to ESC Fund, and will be set forth in the Offering Documents relating to the specific ESC Fund. ESC Funds (directly or indirectly through their investments in Underlying Funds) may be expected to engage in a number of different investment strategies, primarily pursuant to quantitative trading models developed by PDT, which vary by assets traded, forecasting technique, predictive horizon, risk profile and other characteristics. The strategies trade using signals that seek to predict future price movements based on technical factors (e.g., price and volume) and fundamental indicators relating to companies, industries and markets, but may also incorporate signals from other inputs. PDT may pursue any investment strategy (or decide to cease pursuing an investment strategy, in whole or in part) that PDT, in its sole discretion, determines to be appropriate (or inappropriate), even if the strategy is non-quantitative in nature. Potential Portfolio Investments for the ESC Funds (directly or indirectly through their investments in Underlying Funds) include a wide variety of U.S. and non-U.S. assets, including but not limited to equity securities, futures contracts, ETFs, including equity-index ETFs and other products as described in more detail in the Offering Documents of the applicable ESC Fund. Pending investment of capital contributions and reinvestment of proceeds of investments, an ESC Fund’s assets may be invested in short-term investments. Although not currently contemplated, an ESC Fund may utilize leverage as part of its investment operations, the terms of which will be described in the Operating Agreement and/or Offering Documents of such ESC Fund. An Underlying Fund may also utilize leverage as part of its investment operations.

The Operating Agreement for each ESC Fund may provide that portions of a Member’s Interest may be directed to particular Portfolio Investments of such ESC Fund and, in turn, to the Class corresponding to such Portfolio Investments.
An ESC Fund that has multiple investment baskets and/or investment allocations may issue Interests in separate Classes to properly allocate the expenses and/or track the performance of an investment basket and/or investment allocation. Interests within such Class may in turn be issued in separate Series. A Series of Interests within a Class will have the same exposure to such Class’ investment basket and/or investment allocation as every other Series within such Class.
The Managing Member of each ESC Fund will manage, operate and control such ESC Fund. However, the Managing Member will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to an Investment Adviser. Any Investment Adviser will be registered as an investment adviser under the Advisers Act if required under applicable law. In addition, the Managing Member of an ESC Fund or another PDT Entity may contribute substantial funds to such ESC Fund or to entities (including Underlying Funds) in which such ESC Fund will invest.
Notwithstanding the foregoing, the ultimate investment management responsibility for an ESC Fund’s operations will remain with the Managing Member.
The Managing Member will provide Members of the ESC Funds with information concerning their ESC Fund’s operations and results as described below under “Reports and Accounting.” An ESC Fund may directly engage, or the Managing Member may delegate to and pay, Affiliates or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services to such ESC Fund.
In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, an ESC Fund will not acquire any security issued by a registered investment company if immediately after such acquisition, such ESC Fund will own more than 3% of the outstanding voting stock of the registered investment company.  In addition, an ESC Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.
An ESC Fund may co-invest with a PDT Entity in an Underlying Fund.

Subject to the terms of the applicable Operating Agreement and/or Offering Documents, an ESC Fund will be permitted to enter into transactions involving (i) a PDT Entity, (ii) any Member or person or entity affiliated with a Member or (iii) a PDT Third Party Fund. Such transactions may include, without limitation, such ESC Fund purchasing from, or selling to, a PDT Entity a Portfolio Investment, or purchasing an interest in a PDT Third Party Fund, in each case with the PDT Entity acting as principal. As described in fuller detail below in Condition 1, with regard to such transactions, the Managing Member shall have authority, as representative and agent of the Members of such ESC Fund, to give consent to any such transaction submitted to the Managing Member by PDT if the Managing Member determines that the terms of the transaction are consistent with the terms that would reasonably be expected in a comparable transaction between unrelated parties. Prior to entering into any such transaction, the Managing Member will make the findings required by this Application as described in Condition 1 below.
Reports and Accounting
The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held an Interest within 120 days after the end of such fiscal year, or as soon as practicable thereafter. The annual financial statements of each ESC Fund will be audited by independent certified public accountants. For purposes of this requirement “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X. In addition, to enable Members to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of an ESC Fund, a report will be transmitted to each Member showing such Member’s share of income, gains, losses, credits, deductions and other tax items for U.S. federal income tax purposes, resulting from such ESC Fund’s operations during that year.
In addition, each ESC Fund will provide a non-U.S. Member with such information as may be reasonably necessary to enable him/her to prepare his/her non-U.S. income tax returns, provided that each such Member has notified the Managing Member of the specific information required by the jurisdiction or jurisdictions for which such Member will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the Managing Member of the applicable ESC Fund.
PART II. REQUEST FOR ORDER
Applicable 1940 Act Provisions
Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:
Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which an employees’ securities company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested and the relationship between the company and the issuers of the securities in which it invests.
Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such investment company, as though such investment company were a registered investment company.
Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.
Section 17 of the 1940 Act generally limits certain principal and joint transactions between a registered investment company and certain affiliated persons (and affiliated persons of such persons) of the registered investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for a registered investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such registered investment company.
Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with a registered investment company, acting as principal, from knowingly selling any security or other property to the registered investment company or knowingly purchasing a security or other property from the registered investment company. Among the persons precluded from dealing as principal with a registered investment company under Section 17(a) are: (a) any affiliated person of the registered investment company; and (b) any affiliated person of an affiliated person of the registered investment company.
Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of a registered investment company, or any affiliated persons of such an affiliated person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the registered investment company is a participant.

Section 17(f) of the 1940 Act requires each registered investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) specifies the requirements that must be satisfied for a registered investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows a registered investment company to act as self-custodian, subject to certain requirements.
Section 17(g) of the 1940 Act requires that certain officers or employees of a registered investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-1 requires that a majority of directors who are not “interested persons” take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the registered investment company’s board of directors. Paragraph (h) of Rule 17g-l provides that a registered investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by a registered investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of a registered investment company must satisfy the fund governance standards of Rule 0-1(a)(7).
Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every “access person” (as defined in the 1940 Act) of a registered company report personal securities transactions.
Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for a registered investment company to its shareholders and the Commission. Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the 1934 Act.
Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.
Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.
Discussion
Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

        1.    each ESC Fund is or will be an “employees’ securities company,” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be officers and directors of the Managing Member of such ESC Fund will be directors, officers or other employees of PDT and all Members of such ESC Fund will be Qualified Participants; each Qualified Participant will, at the time of each initial or subsequent issuance of Interests to such Qualified Participant, be an Accredited Investor, except for a maximum of 35 employees meeting the test described above in “Qualified Participants”; and no sales load or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Operating Agreement, if any) is payable directly or indirectly to the Managing Member or any other PDT Entity by such ESC Fund;
2. the substantial community of economic and other interests among PDT, the Managing Member of an ESC Fund and the Members of such ESC Fund, taking into consideration the concern of PDT with the morale of its personnel, the importance to PDT of attracting and retaining its personnel and the absence of any public group of investors;
3. the fact that the Portfolio Investments for each ESC Fund will be conceived and organized by persons who may hold, directly or indirectly, or who may be eligible to hold, Interests in such ESC Fund and will not be promoted to Eligible Employees by persons outside of PDT seeking to profit from fees for investment advice or from the distribution of securities;
4. the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each ESC Fund considers a (i) co-investment with any PDT Entity, or (ii) purchase from or sale to any PDT Entity; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Managing Member of such ESC Fund and on the part of such ESC Fund itself, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Members of such ESC Fund with respect to such matters by independent accountants, the furnishing of reports to Members of such ESC Fund and in the conditions and other restrictions on such ESC Fund’s operations proposed in this Application; and
5. the fact that Eligible Employees will, at the time of each initial or subsequent issuance of Interests to them, be professionals with experience in the investment management business, or in administrative, financial, tax, legal, accounting or operational activities related thereto, who meet the current standard of Accredited Investor and, in the reasonable belief of the Managing Member, are each equipped by experience and education to understand and evaluate the structure, management and plan of each ESC Fund as compared to other opportunities, to understand and evaluate the merits and risks of holding Interests in such ESC Fund and to understand that Interests in such ESC Fund are being issued without registration under the 1940 Act and the 1933 Act and the protections afforded thereby.

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and any Future ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application.
Section 17(a)
The Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to:
(a)
permit a PDT Entity or a PDT Third Party Fund (or any affiliated person of such PDT Entity or PDT Third Party Fund), or any affiliated person of an ESC Fund (or affiliated persons of such persons) acting as principal, to engage in any transaction directly or indirectly with any ESC Fund or any company controlled by such ESC Fund; and

(b)	permit any ESC Fund to invest in or engage in any transaction with any PDT Entity or PDT Third Party Fund, acting as principal:
(i)	in which such ESC Fund, any company controlled by such ESC Fund or any PDT Entity or PDT Third Party Fund has invested or will invest; or
(ii)	with which such ESC Fund, any company controlled by such ESC Fund or any PDT Entity or PDT Third Party Fund is or will become otherwise affiliated; and
(c)	permit a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with an ESC Fund or any company controlled by such ESC Fund.
The transactions to which any ESC Fund is a party will be effected only after a determination by the Managing Member that the requirements of Condition 1, Condition 2 and Condition 6 in “Part III – Applicants' Conditions” below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Operating Agreement. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.
The principal reason for the requested exemption is to ensure that each ESC Fund will be able to invest in companies, properties, or vehicles in which PDT, or its employees, officers, directors, consultants or entities controlled or managed by any of them may make or have already made an investment, such as the PDT Third Party Funds. This will, in turn, provide long-term financial incentives for Eligible Employees to preserve PDT’s competitive advantage and align the financial interests of Eligible Employees with those of PDT and investors in the PDT Third Party Funds.

The relief is also requested to permit each ESC Fund the flexibility to deal with its Portfolio Investments in the manner the Managing Member deems most advantageous to all Members in the ESC Fund, including without limitation borrowing funds from a PDT Entity, restructuring its investments, having its investments redeemed, tendering such ESC Fund’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, Section 17(a) may restrict an ESC Fund in its ability to negotiate such advantageous terms. Indeed, without the requested relief the Managing Member may be limited in its ability to take those steps which it believes would be in the best interests of such ESC Fund. The requested exemption is also sought to ensure that each ESC Fund or any company controlled by such ESC Fund will have the ability to buy and sell securities in underwritten offerings and other transactions in which a PDT Entity participates.
In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that ESC Funds are permitted to enter into certain transactions. These transactions would include transactions in which ESC Funds (a) invest in funds advised or managed by a PDT Entity, (b) purchase short-term instruments from, or sell such instruments to, a PDT Entity and/or (c) enter into repurchase agreements and reverse repurchase agreements with a PDT Entity. An ESC Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from, or the entering into repurchase agreements or reverse repurchase agreements with, any PDT Entity.
An exemption from Section 17(a) would be consistent with the purpose of each ESC Fund and the protection of investors, and is necessary to promote the basic purpose of such ESC Fund, as more fully discussed with respect to Section 17(d) below. The Members of each ESC Fund will be fully informed of the possible extent of such ESC Fund’s dealings with PDT and of the potential conflicts of interest that may exist, and, as professionals with experience in the investment management business, or in administrative, financial, tax, legal, accounting or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Members in each ESC Fund, on the one hand, and PDT, on the other hand, is the best insurance against any risk of abuse.
The considerations described above will protect each ESC Fund and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions to the relief requested from Section 17(a) set forth below. In addition, the Applicants, on behalf of the ESC Funds, acknowledge that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order.
Section 17(d) and Rule 17d-1
The Applicants request an Order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit “affiliated persons” of each ESC Fund (including without limitation the Managing Member, PDT, a PDT Entity, and/or a PDT Third Party Fund), or “affiliated persons” of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an ESC Fund or a company controlled by such ESC Fund is a participant. The Order requested would permit, among other things, co-investments by each ESC Fund and by individual members, employees, officers or directors of PDT making their own individual investment decisions apart from PDT. To the extent any of the transactions described under the request for exemption from Section 17(a) would come within the purview of Section 17(d) (and Rule 17d-1), such transactions are incorporated hereunder and an exemption from such section and rule is also requested.

Compliance with Section 17(d) would prevent each ESC Fund from providing an investment vehicle for Eligible Employees (and other permitted investors) to co-invest with PDT or, to the extent permitted by the terms of the applicable Operating Agreement, with other members, employees, officers, directors or consultants of PDT or PDT Entities, including a PDT Third Party Fund. Because of the number and sophistication of the potential Members in an ESC Fund and “affiliated persons” of such Members, compliance with Section 17(d) would cause such ESC Fund to forego investment opportunities simply because a Member in such ESC Fund or other “affiliated person” of such ESC Fund (or any Affiliate of such a person) also had, or contemplated making, a similar investment.
It is likely that suitable investments will be brought to the attention of an ESC Fund because of its affiliation with PDT’s large capital resources and investment management experience.  In addition, attractive investment opportunities of the types considered by an ESC Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than those the ESC Fund would independently be able to provide.  As a result, an ESC Fund's access to such opportunities may have to be through co-investment with other persons, including its Affiliates.
In this regard, it should be noted that each ESC Fund will primarily be organized for the benefit of Eligible Employees, as an incentive for them to remain with PDT and for the generation and maintenance of goodwill through an investment in Underlying Funds. The Applicants believe that, if co-investments with PDT are prohibited, the appeal of an ESC Fund as a vehicle for Eligible Employees would be significantly diminished. Co-investment opportunities with PDT are advantageous to Eligible Employees because (a) the resources of PDT enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor the resources to duplicate, (b) investments made by PDT will not be generally available to investors even if the financial status of the Eligible Employees would enable them to otherwise participate in such opportunities, and (c) Eligible Employees will be able to pool their resources in co-investments, thus achieving greater diversification of their individual portfolios.
The flexibility to structure joint investments and co-investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting joint investments and co-investments by PDT, on the one hand, and an ESC Fund, on the other, might lead to less advantageous treatment of such ESC Fund, is mitigated by the fact that (a) PDT, in addition to its stake through the Managing Member and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such ESC Fund, and (b) certain members, officers, directors and key employees of PDT Entities will be investors in such ESC Fund.

In summary, the requested approval under Section 17(d) of the 1940 Act is necessary in light of the purpose of each ESC Fund. Given the criteria for Eligible Employees and the conditions with which the ESC Funds have agreed to comply, the requested approval is appropriate in light of the purposes of the 1940 Act.
The Applicants specifically acknowledge that each Managing Member and Investment Adviser in managing an ESC Fund is subject to Sections 9 (Ineligibility of Certain Affiliated Persons and Underwriters), 36 (Breach of Fiduciary Duty) and 37 (Larceny and Embezzlement) of the 1940 Act, and that each Managing Member and Investment Adviser will, at all times, comply with the requirements of such Sections of the 1940 Act. The requirements of such Sections are specifically incorporated by reference in this Application. The Applicants further represent that the Managing Member, the Investment Adviser and the members of any investment committee of an ESC Fund will be, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the ESC Fund within the meaning of Section 9 of the 1940 Act, and subject to that section, and that the Managing Member, the Investment Adviser and the members of any investment committee of an ESC Fund will be, as applicable, an “officer, director, member of any advisory board, investment adviser, or depositor” of the ESC Fund within the meaning of Section 36 of the 1940 Act, and subject to that section.
The considerations described above will protect each ESC Fund and will limit the possibilities of the conflicts of interest and abuses of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the ESC Funds agree to abide by the conditions set forth below in “Part III – Applicants' Conditions” to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the ESC Funds, acknowledges that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, which are not subject to the exemptive Order herein requested, would require a Commission order.
All side-by-side investments held by PDT Entities will be subject to the restrictions contained in Condition 3 set forth below in “Part III – Applicants' Conditions,” except for side-by-side investments held by a PDT Third Party Fund, or by a PDT Entity in a transaction in which the PDT investment was made pursuant to a contractual obligation to a PDT Third Party Fund.14
The Applicants believe that the interests of the Eligible Employees participating in an ESC Fund will be adequately protected even in situations where Condition 3 is not satisfied. PDT is likely to invest a portion of its own capital in PDT Third Party Fund investments, either through such PDT Third Party Fund or on a side-by-side basis (which PDT investments will be subject to substantially the same terms as those applicable to such PDT Third Party Fund, except as otherwise disclosed in the Offering Documents and/or Operating Agreement of the relevant ESC Fund). If Condition 3 were to apply to PDT’s investment in these situations, the effect of such a requirement would be to indirectly burden the PDT Third Party Fund with the requirements of Condition 3. In addition, the relationship of an ESC Fund to a PDT Third Party Fund, in the context of this Application, is fundamentally different from such ESC Fund’s relationship to PDT. The focus of, and the rationale for, the protections contained in this Application are to protect the ESC Funds from any overreaching by PDT in the employer/employee context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis the investors in a PDT Third Party Fund.

_________________________
14   Such PDT investment will only be exempt from Condition 3 to the extent that that the investment was necessitated by the contractual obligation to the PDT Third Party.

Section 17(e)
The Applicants will comply with, and do not seek exemptive or other relief from, the provisions of Section 17(e) of the 1940 Act.
Section 17(f)
The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a PDT Entity to act as custodian without a written contract. Because there will be such a close association between each ESC Fund and PDT, requiring a detailed written contract would expose the ESC Funds to unnecessary burden and expense. Furthermore, any securities owned by an ESC Fund over which a PDT Entity has custody will have the protection of fidelity bonds if such PDT Entity is required to have a broker’s blanket bond. Thus, it does not appear that any written contract is necessary. In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicants do not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit of each ESC Fund. Except as set forth above, each ESC Fund will otherwise comply with the provisions of Rule 17f-1.
Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:
(a)	an ESC Fund’s investments, or evidence thereof, may be kept in the locked files of the Managing Member (or a PDT Entity) for purposes of paragraph (b) of Rule 17f-2;
(b)
for purposes of paragraph (d) of Rule 17f-2, (i) employees of the Managing Member (or a PDT Entity) will be deemed to be employees of the ESC Funds, (ii) officers or managers of the Managing Member of an ESC Fund (or a PDT Entity) will be deemed to be officers of the ESC Fund and (iii) the Managing Member will be deemed to be the board of directors of the ESC Fund; and

(c)
in place of the verification procedure under paragraph (f) of Rule 17f-2, verification will be effected quarterly by two high level employees of the Managing Member (or another PDT Entity), each of whom is a member of the administrative, legal and/or compliance function for PDT and has specific knowledge of the custody requirements, policies and procedures of the ESC Funds for the requirement under Rule 17f-2. With respect to certain ESC Funds, most of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such an ESC Fund, these instruments are most suitably kept in the locked files of the Managing Member (or a PDT Entity), where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2, including the recordkeeping requirements of paragraph (e).

Section 17(g) and Rule 17g-1
The Applicants request an exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the ESC Funds who are not “interested persons” (as defined in the 1940 Act) of the respective ESC Fund take certain actions and give certain approvals concerning bonding and request instead that such actions and approvals be taken or given by the Managing Member, regardless of whether it is deemed to be an “interested person” of the ESC Funds. First, many of the ESC Funds are unable to comply with Rule 17g-1, as many of the ESC Funds will not have boards of directors. Second, because an Affiliate of the Managing Member will be the investment adviser to each ESC Fund, the Managing Member will be an “interested person” of the ESC Funds. The ESC Funds will comply with all other requirements of Rule 17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the ESC Funds comply with the fund governance standards defined in Rule 0-1(a)(7).
The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the ESC Funds. The Managing Member will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agrees that all such materials will be subject to examination by the Commission and its staff. The Managing Member will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of Rule 17g-1. The Applicants submit that no purpose would be served in complying with the requirements of Rule 17g-1 related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company an ESC Fund will not have public investors. Exempting the ESC Funds from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the ESC Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the ESC Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.
In addition, the Applicants maintain that the notices otherwise required to be provided to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary in many cases, as many of the ESC Funds will not have boards of directors. The Managing Member is the functional equivalent of the board of directors of an investment company for the purposes of Rule 17g-1. As stated above, the Managing Member appoints the person responsible for maintaining, and has access to, all the information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1. The information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1 includes the full scope of the information for which notices would otherwise be given to the board of directors under Rule 17g-1. It therefore would be unnecessary to give notices to the Managing Member regarding this information.

For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the ESC Funds. As discussed above, many of the ESC Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of those ESC Funds. Moreover, in light of the purpose of the ESC Funds and the community of interest among the ESC Funds and between the ESC Funds and the Managing Member, the Applicants believe that little purpose would be served by compliance with this requirement.
Section 17(j) and Rule 17j-1
Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for such investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of Rule 17j-1. Under Rule 17j-1, the investment company’s “access persons” must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the code of ethics.
The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j‑1(b)) because the requirements contained therein are burdensome and unnecessary as applied to the ESC Funds. Requiring each ESC Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Members in such ESC Fund by virtue of their common association with PDT; the substantial and largely overlapping protections afforded by the conditions with which such ESC Fund has agreed to comply; the concern of PDT that personnel who participate in such ESC Fund actually receive the benefits they expect to receive when investing in such ESC Fund; the fact that the investments of such ESC Fund will be investments that usually would not be available to the Members of such ESC Fund, including those Members who would be deemed access persons, as individual investors; and the existing written compliance policies and procedures that have been adopted by PDT under the Advisers Act which, among other things, include a code of ethics and securities pre-clearance procedure, each of which will generally be applicable to employees, officers and partners of PDT and Eligible Employees. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any ESC Fund. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), (b) and (e)
Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an ESC Fund and would entail administrative and legal costs that outweigh any benefit to the Members of such ESC Fund. Also, due to the size, public presence and reputation of PDT, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in these reports will be furnished to the Members of each ESC Fund, the only class of people with an economic interest in such material. In view of the community of interest among all parties affiliated with an ESC Fund and the fact that Interests in such ESC Funds are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such ESC Funds or their operations. Consequently, the Applicants request that the exemptive relief be granted. Each ESC Fund would report annually to its Members in the manner described herein.
Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each ESC Fund to report annually to the Members of such ESC Fund in the manner referenced above. An ESC Fund may actively trade Portfolio Investments. Such investments require sophisticated and complex valuations. In view of the foregoing, and in light of the lack of trading in, or public market for, the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.
Section 30(h)
Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or “affiliated person” of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the Managing Member of each ESC Fund and others who may be deemed members of an advisory board or an investment adviser (and “affiliated persons” thereof) of such ESC Fund may be required to file Forms 3, 4 and 5 with respect to such ESC Fund, even though no trading market for the Interests would exist and the transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not applicable. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Managing Member of each ESC Fund, directors and officers of the Managing Member and any other persons who may be deemed members of an advisory board or investment adviser (and “affiliated persons” thereof) of such ESC Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to such ESC Fund.

Rule 38a-1
Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations promulgated thereunder. Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each ESC Fund will comply with Rule 38a-1(a), (c) and (d), except that (a) because many of the ESC Funds do not have a board of directors, the Managing Member will fulfill the responsibilities assigned to an ESC Fund’s board of directors under the rule, (b) because the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (c) because the ESC Funds do not have any independent directors, the ESC Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Member. Each ESC Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of the Application and appointed a chief compliance officer.
PART III. APPLICANTS' CONDITIONS
The Applicants agree that any Order granting the requested relief will be subject to the following conditions:
 1. Each proposed Section 17 Transaction will be effected only if the Managing Member determines that:
(a)
the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the ESC Fund and do not involve overreaching of the ESC Fund or its Members on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Members of the ESC Fund, the ESC Fund’s organizational documents and the ESC Fund’s reports to its Members.
In addition, the Managing Member will record and will preserve a description of all Section 17 Transactions, the Managing Member’s findings, the information or materials upon which the Managing Member’s findings are based and the basis for the findings. All such records will be maintained for the life of the ESC Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.
 2. The Managing Member will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for any ESC Fund, or any “affiliated person” of such an “affiliated person,” promoter or principal underwriter.
 3.                   The Managing Member of each ESC Fund will not cause any of the funds of the ESC Fund to be invested in any investment in which a Co-Investor has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the ESC Fund and the Co-Investor are participants, unless prior to such investment any such Co-Investor, prior to disposing of all or part of its investment: agrees to (a) give the Managing Member sufficient, but not less than one day’s notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the ESC Fund has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:
(a)
to its direct or indirect wholly-owned subsidiary, to a Parent of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of such Parent;

(b)	to immediate family members of the Co-Investor (including step and adoptive relationships) or to a trust or other investment vehicle established for any Co-Investor or any such family member; and
(c)
when the investment is comprised of securities that are: (i) listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; (iv) “Eligible Securities” as defined in rule 2a-7 under the 1940 Act; or (v) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4. Each ESC Fund and its Managing Member will maintain and preserve, for the life of such ESC Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Members of such ESC Fund, and each annual report of such ESC Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the life of such ESC Fund.
5. Within 120 days after the end of the fiscal year of each ESC Fund, or as soon as practicable thereafter, the Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests. At the end of each fiscal year, the Managing Member will make a valuation or have a valuation made of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund. In addition, within 120 days after the end of each fiscal year of each ESC Fund or as soon as practicable thereafter, the Managing Member will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6. If an ESC Fund makes purchases from, or sales to, an entity affiliated with the ESC Fund by reason of an officer, director or employee of PDT (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund’s determination of whether or not to effect the purchase or sale.
PART IV. CONCLUSION
For the foregoing reasons and subject to the foregoing conditions, the Applicants request an order under Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and any Future ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each ESC Fund is an “employees’ securities company,” as defined in Section 2(a)(13) of the 1940 Act.
The certifications required by Rule 0-2(c)(l) under the 1940 Act are attached as Exhibits A-1 through A-4 of this Application, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 through B-4 of this Application.
On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that each of the undersigned, who has signed and filed this Application on behalf of the Applicants, is fully authorized to do so.
Dated: December 20, 2021
PDT BLENDED ESC FUND, LLC
By: PDT Partners GP, LLC, its Managing Member

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

PDT MOSAIC ESC FUND, LLC
By: PDT Partners GP, LLC, its Managing Member

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

PDT PARTNERS ESC FUND, LLC
By: PDT Partners GP, LLC, its Managing Member

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

PDT PARTNERS, LLC

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	General Counsel

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of PDT Partners GP, LLC, the managing member of PDT Blended ESC Fund, LLC, does hereby certify that this Application is signed by Dede Welles, an Authorized Person of PDT Partners GP, LLC, pursuant to the general authority vested in him as such under his appointment as an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Blended ESC Fund, LLC.

PDT BLENDED ESC FUND, LLC

By: PDT Partners GP, LLC, its managing member

By:	/s/ Douglas Gschwind
Name:	Douglas Gschwind
Title:	Vice President

Exhibit A-1: Officer’s Certificate of PDT Blended ESC Fund, LLC

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of PDT Partners GP, LLC, the managing member of PDT Mosaic ESC Fund, LLC, does hereby certify that this Application is signed by Dede Welles, an Authorized Person of PDT Partners GP, LLC, pursuant to the general authority vested in him as such under his appointment as an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Mosaic ESC Fund, LLC.

PDT MOSAIC ESC FUND, LLC

By: PDT Partners GP, LLC, its managing member

By:	/s/ Douglas Gschwind
Name:	Douglas Gschwind
Title:	Vice President

Exhibit A-2: Officer’s Certificate of PDT Mosaic ESC Fund, LLC

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of PDT Partners GP, LLC, the managing member of PDT Partners ESC Fund, LLC, does hereby certify that this Application is signed by Dede Welles, an Authorized Person of PDT Partners GP, LLC, pursuant to the general authority vested in him as such under his appointment as an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Partners ESC Fund, LLC.

PDT PARTNERS ESC FUND, LLC

By: PDT Partners GP, LLC, its managing member

By:	/s/ Douglas Gschwind
Name:	Douglas Gschwind
Title:	Vice President

Exhibit A-3: Officer’s Certificate of PDT Partners ESC Fund, LLC

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of PDT Partners, LLC, does hereby certify that this Application is signed by Dede Welles, an Authorized Person of PDT Partners, LLC pursuant to the general authority vested in him/her as such.

PDT PARTNERS, LLC

By:	/s/ Douglas Gschwind
Name:	Douglas Gschwind
Title:	Head of Risk Analysis and Program Management

Exhibit A-4: Officer’s Certificate of PDT Partners, LLC

Exhibit B-1

Verification

The undersigned states that s/he has duly executed the foregoing Application, dated December 20, 2021, for and on behalf of PDT Blended ESC Fund, LLC, that s/he is an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Blended ESC Fund, LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

PDT BLENDED ESC FUND, LLC

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

Exhibit B-1: Verification of PDT Blended ESC Fund, LLC

Exhibit B-2

Verification

The undersigned states that s/he has duly executed the foregoing Application, dated December 20, 2021, for and on behalf of PDT Mosaic ESC Fund, LLC, that s/he is an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Mosaic ESC Fund, LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

PDT MOSAIC ESC FUND, LLC

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

Exhibit B-2: Verification of PDT Mosaic ESC Fund, LLC

Exhibit B-3

Verification

The undersigned states that s/he has duly executed the foregoing Application, dated December 20, 2021, for and on behalf of PDT Partners ESC Fund, LLC, that s/he is an Authorized Person of PDT Partners GP, LLC, the managing member of PDT Partners ESC Fund, LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

PDT PARTNERS ESC FUND, LLC

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	Vice President

Exhibit B-3: Verification of PDT Partners ESC Fund, LLC

Exhibit B-4

Verification

The undersigned states that s/he has duly executed the foregoing Application, dated December 20, 2021, for and on behalf of PDT Partners, LLC, that s/he is an Authorized Person of PDT Partners, LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

PDT PARTNERS, LLC

By:	/s/ Dede Welles
Name:	Dede Welles
Title:	General Counsel

Exhibit B-4: Verification of PDT Partners, LLC